

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

Via E-mail
Kathryn S. Lever
General Counsel & Executive Vice President
SHFL Entertainment, Inc.
6650 El Camino Road
Las Vegas, NV 89118

> **Re:**   **SHFL Entertainment, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 23, 2013**
> **File No. 000-20820**

Dear Ms. Lever:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Letter to Shareholders

1. Prominently disclose that the transaction will be taxable to shareholders. Please also revise to clarify the impact that the merger will have on shareholders, namely that they will cease to have any ownership interest in the company going forward.

Background of the Merger, page 32

2. We note your disclosure on page 32 that "Macquarie Capital had from time to time been engaged on other matters by the Company . . . ." With a view towards disclosure, please provide us information on the nature of the prior engagements of Macquarie Capital by the Company, including how the two parties first became aware of each other or were first put in contact.

3. We note your disclosure on page 32 that the SHFL board authorized certain members of SHFL senior management "to negotiate terms for engaging Macquarie Capital . . . ." We then note your disclosure on page 33 that on March 11, 2013, "SHFL engaged Macquarie Capital as its financial advisor in connection with SHFL's exploration of strategic alternatives." Please provide a more detailed discussion of the negotiation of the terms of Macquarie's engagement.

4. We note your disclosure on page 33 that the "board of directors also determined that it was not necessary to form a special negotiating committee in order to evaluate the Company's strategic alternatives at such time." Please provide a more detailed discussion of the basis for such determination by the board of directors.

5. We note your disclosure on page 34 that beginning on April 22, 2013 a "process instruction letter" was distributed requesting "preliminary, non-binding indications of interest regarding the potential acquisition of 100% of the Company in an all-cash transaction . . . ." Please provide a more detailed discussion of why the process instruction letter concerned only the potential acquisition of the company through an all-cash transaction. With a view towards disclosure, please explain how the board transitioned from seeking out various potential transactions, including various strategic alternatives, to a transaction focused solely on the potential acquisition of 100% of the company.

6. We note your reference to "(ii) certain strategic alternatives other than the then-current Bally proposal . . ." on page 38. Please expand your disclosure to explain what other "certain strategic alternatives" were considered by the board in deciding to enter into the exclusivity agreement with Bally.

Reasons for the Merger, page 41

7. We note your disclosure on page 45 that "the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction . . . ." Please disclose the approximate costs of completing the merger transaction and whether the board of directors took this factor into consideration while evaluating the merits of the merger transaction.

Opinion of SHFL's Financial Advisor, page 46

8. The final sentence of the first paragraph on page 47 states that the summary of the opinion by Macquarie Capital set forth in the proxy statement is "qualified in its entirety by reference to the full text of such opinion." Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding.

Certain U.S. Federal Income Tax Consequences of the Merger, page 70

9. You are required to disclose a description of all of the "material" federal tax consequences of the merger, rather than "certain" federal tax consequences. Please revise your disclosure throughout the proxy statement where applicable to ensure that your discussion addresses the "material" federal income tax consequences of the merger. See Item 1004(a)(2)(vii) of Regulation M-A.

Terms of the Merger Agreement, page 75

10. Refer to your explanatory note as well as your disclosure under the heading "Representations and Warranties" on page 80. Investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading. Additionally, please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Annex A – Agreement and Plan of Merger

11. Please supplementally provide us with a list briefly identifying the contents of all omitted schedules or similar supplements, including the "Company Disclosure Letter," to the Agreement and Plan of Merger. Please ensure that the list is sufficiently detailed in order to provide a clear understanding of the subject matter of each schedule.

Annex B – Opinion of Macquarie Capital (USA) Inc., page B-3

12. We note language in the second to last paragraph on page B-3 that "this opinion is *solely* for the information of the Board of Directors of the Company . . ." [emphasis added]. The identified language implies a limitation on reliance by shareholders and is inconsistent with the disclosures relating to the opinion that the consideration to be paid is fair to the holders of common stock. An opinion can be restricted as to purpose but not as to person. Accordingly, please revise to delete the limitation. Alternatively, revise to appropriately allow shareholders to use and rely on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3397, if you have any questions regarding our comments.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Howard L. Ellin (*via e-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP